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                              April 25, 2023

       Dale W. Boyles
       Chief Financial Officer
       Warrior Met Coal, Inc.
       16243 Highway 216
       Brookwood, Alabama 35444

                                                        Re: Warrior Met Coal,
Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed February 15,
2023
                                                            File No. 001-38061

       Dear Dale W. Boyles:

              We have reviewed your April 20, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 6, 2023 letter.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Exhibits 96.1, 96.2, and 96.3
       Section 1 - Executive Summary
       1.6 - Mineral Resource, page ES-1

   1. We note your response to prior comment three explaining that for the Blue Creek property the technical report
summary includes resources both inclusive and exclusive of reserves, although for Mine No. 4
and Mine No. 7, there are no resources incremental to
                                                        mineralization
quantified as reserves, and therefore the corresponding reports present only resources inclusive of
reserves, i.e. reserves and no resources.

                                                        Please coordinate with
the qualified persons as necessary to include a table in each of the
                                                        Mine No. 4 and Mine No.
7 reports to clarify that there are no resources exclusive of
 Dale W. Boyles
Warrior Met Coal, Inc.
April 25, 2023
Page 2
         reserves for these two properties. In addition, please confirm that the qualified persons will include the mine recovery factors and other relevant factors utilized in converting all of the resources to reserves in these reports.
Section 3 - Property Description
3.1 - Location, page ES-3

2. We note your response to prior comment 5, indicating that you regard the maps provided in Section 1.1 of each technical report summary as sufficiently responsive to the requirements in Item 601(b)(96)(iii)(B)(3)(i) of Regulation S-K. However, we believe that the qualified persons should add coordinate lines with appropriate labels to these maps, or state the coordinates in the accompanying text, using a common coordinate system such as latitude/longitude, UTM coordinates, or Section, Township and Range.
Section 18 - Capital and Operating Costs
18.1 - Capital Cost Estimate, page ES-18

3. We note your response to prior comment 11 including an example of the table that will be provided in each technical report summary to disclose the annual estimates of capital and operating costs, although the table does not appear to be representative in this regard.

         However, certain details that would be responsive are included in the example of the table shown in your response to prior comment 12, regarding estimates of the annual after-tax cash flows used to demonstrate the economic viability of the project or property.

         Please provide an example of the table that will include your estimates of annual capital and operating costs, including major line items and totals as requested.

       You may contact George K. Schuler, Mining Engineer, at 202-551-3718 if you have questions regarding the engineering comments or Karl Hiller, Branch Chief, at at 202-551-3686 with any other questions.




FirstName LastNameDale W. Boyles                               Sincerely,
Comapany NameWarrior Met Coal, Inc.
                                                               Division of
Corporation Finance
April 25, 2023 Page 2                                          Office of Energy
& Transportation
FirstName LastName